Filed by Sorrento Networks Corporation pursuant to Rule 425

Under the Securities Act of 1933 and deemed

Filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Sorrento Networks Corporation

Commission File No.: 0-15810

June 15, 2004

Re:	Election Pursuant to Section 9(b) of Sorrento Networks Corporation Warrant No. __________

Dear                             :

As set forth in our notice to you dated May 20, 2004, section 9(b) of your warrant provides that in connection with the closing of the pending merger of Sorrento Networks Corporation with a wholly-owned subsidiary of Zhone Technologies, Inc., at your option you can either (1) elect to receive a warrant to purchase Zhone common stock, or (2) require Sorrento or Zhone to purchase your warrant for cash equal to the Black Scholes value of the unexercised portion of your warrant.

Sorrento has determined the Black Scholes value of an unexercised warrant to purchase one (1) share of Sorrento common stock (“Warrant Share”) to be $0.81 for the PIPE I Warrants with an exercise price of $2.97 and $0.61 for the PIPE II Warrants with an exercise price of $3.44. These values are based on the assumptions set forth on Schedule A attached hereto. As a result, if you elect the cash option, Sorrento will pay cash for the value indicated above for each Warrant Share held by you at the closing of the merger.

You will need to make this election no later than June 25, 2004 in order for us to determine compliance with the closing condition set forth in the merger agreement with Zhone. We remind you that Zhone’s obligation to close the merger is conditioned upon the holders of at least 75% of the outstanding warrants issued in connection with Sorrento’s December 31, 2003 and January 26, 2004 financings agreeing to receive a Zhone warrant in the merger. Therefore, we ask that you check the appropriate election box, sign and return a counterpart to this letter as soon as possible. In the event we do not receive a signed counterpart to this letter by June 30, 2004, you will be deemed to have irrevocably elected to receive a warrant to purchase Zhone common stock at the closing of the merger.

Sincerely,

Joe Armstrong,

Chief Financial Officer

IRREVOCABLE ELECTION

PURSUANT TO SECTION 9(b) OF WARRANT NO. ____________ ISSUED IN THE NAME OF THE UNDERSIGNED, THE UNDERSIGNED HEREBY IRREVOCABLY ELECTS TO RECEIVE A WARRANT TO PURCHASE ZHONE COMMON STOCK ON THE TERMS SET FORTH IN SECTION 2.5 OF THE MERGER AGREEMENT AND HEREBY WAIVES THE UNDERSIGNED’S RIGHT TO REQUIRE SORRENTO OR ZHONE TO PURCHASE THE WARRANT FOR CASH EQUAL TO THE BLACK SCHOLES VALUE OF THE UNEXERCISED PORTION OF THE WARRANT. THE UNDERSIGNED ACKNOWLEDGES THAT ALL REQUISITE NOTICES UNDER THE TERMS OF THE WARRANT HAS BEEN SATISFIED. THE UNDERSIGNED FURTHER ACKNOWLEDGES AND AGREES THAT SORRENTO AND ZHONE WILL RELY UPON THIS ELECTION IN DETERMINING WHETHER CERTAIN CONDITIONS TO THE CLOSING OF THE MERGER HAVE BEEN SATISFIED.

PURSUANT TO SECTION 9(b) OF WARRANT NO.                          ISSUED IN THE NAME OF THE UNDERSIGNED, THE UNDERSIGNED HEREBY IRREVOCABLY ELECTS TO HAVE SORRENTO PURCHASE THE WARRANT FOR CASH EQUAL TO $         PER WARRANT SHARE, WHEREUPON THE WARRANT AND ALL RIGHTS AND OBLIGATIONS OF SORRENTO, ZHONE AND THE UNDERSIGNED RELATING THERETO SHALL TERMINATE AND BE OF NO FURTHER FORCE OR EFFECT. THE UNDERSIGNED ACKNOWLEDGES THAT ALL REQUISITE NOTICES UNDER THE TERMS OF THE WARRANT HAS BEEN SATISFIED. THE UNDERSIGNED FURTHER ACKNOWLEDGES AND AGREES THAT SORRENTO AND ZHONE WILL RELY UPON THIS ELECTION IN DETERMINING WHETHER CERTAIN CONDITIONS TO THE CLOSING OF THE MERGER HAVE BEEN SATISFIED.

By:

Name:

Its:

Date: